UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities

Exchange Act of 1934 (Amendment No. )

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X ] Revised Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by
Rule 14a-6(e)(2))

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to Section 240.14a-12

(Name of Registrant as Specified In Its Charter):

Ashford Hospitality Trust, Inc.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant):

UNITE HERE

Payment of Filing Fee (Check the appropriate box):

[x] No fee required.

[ ] Fee computed on table below per Exchange Act
Rules 14a-6(i)(1) and 0-11.

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

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REVISED PRELIMINARY PROXY STATEMENT

UNITE HERE
1775 K St., NW, Suite 620
Washington, DC 20006.
Tel: (202) 661-3665
Fax: (202) 223-8091


First released to shareholders:


April [__________], 2009


RE:   INDEPENDENT CHAIRMAN PROPOSAL TO BE PRESENTED AT ANNUAL
SHAREHOLDERS MEETING OF ASHFORD HOSPITALITY TRUST (NYSE: AHT)

Meeting Date and Time: _______, 2009

Location:  [___________]


A STOCKHOLDER PROPOSAL WILL BE PRESENTED TO:

Amend the Bylaws of Ashford Hospitality to include a requirement that the Chairman of the Board be independent, as defined by the New York Stock Exchange.

To Fellow Ashford Shareholders:

We write to seek your support for a proposal amending the Bylaws of Ashford Hospitality to require that the Chairman of the Board of Directors be independent, as defined by the New York Stock Exchange (see full text of our amendment below).

Our Corporation, Ashford Hospitality Trust, Inc., made some risky bets at the height of the hotel cycle. In 2007, it acquired a 51-hotel portfolio from CNL Hotels for $2.4 billion, more than doubling our debt and issuing additional equity at $11.75 per share. Also in 2007, Ashford resumed its mezzanine lending business as the credit markets became less favorable to hotel lending.

Chairman Archie Bennett, Jr. executed a central role in both of these strategic decisions. He is neither independent of the Corporation nor its Chief Executive Officer.

Chairman Bennett earns an annual salary from Ashford, which totaled $300,000 in 2007. He is the father of Montgomery Bennett, Ashford's CEO. Messrs Archie and Montgomery Bennett are 100% owners of Remington Lodging and its affiliates, which managed 43 of Ashford's hotels as of year-end 2007, and were paid $24 million in 2007 in hotel and project management fees.

In March 2008, the Board of Directors recognized our Chairman's role in the CNL acquisition by granting a "special one-time award of 145,000 equity securities...based on his contributions to the integration of key transactions initiated during 2007, most specifically the CNL transaction." Our Chairman chose to receive those securities in the form of partnership units, not shares of the Corporation, while our shares have decline by more than 90% since that transaction was announced.

Furthermore, Ashford was advised in this acquisition by Eastdil Secured, where another Ashford Director, Mr. Charles Toppino, was at the time a Senior Managing Director. Eastdil was paid a $1,125,000 "success fee" for the CNL transaction. Mr. Toppino serves on Ashford's Compensation Committee, which sets our compensation policies for Chairman Bennett, CEO Bennett and other executive officers.

The Chairman of our Board also chairs the Mezzanine Loan Investment Executive Committee, which was formed by the Board of Directors in 2007 to evaluate and approve mezzanine lending activity by the Corporation. Notes receivable have more than doubled in 2008, including a $98 million investment in a short term loan to Extended Stay America. According to a December 8, 2008 Wall Street Journal article, "Extended Stay Hotels Inc. is in early talks that could result in turning the hotel chain over to its lenders...." Not only is our Corporation highly-leveraged, but its financial resources were allocated to risky mezzanine loans just as the hotel cycle started its decline.

Ashford's Board of Directors has suspended dividends on common shares through 2009, except for dividend payments required to maintain REIT status, in conjunction with amending the terms of its credit facility.

The job of all Boards of Directors is to exercise independent oversight of corporate management, including the Chief Executive Officer, to protect shareholders' investment and maximize shareholder value.
Ashford's Board lacks that independent leadership, and we believe
Ashford's recent risk-taking argues that its Board needs more checks and balances on management to improve shareholder value through this economic crisis.

Below is the full text of our proposal:

RESOLVED, pursuant to Maryland General Corporation Law, Section 2-109(b) and Article VI, Section 8 of the Amended and Restated Bylaws of Ashford Hospitality Trust, Inc. (the "Corporation"), that the following be added to Article III, Section 10 of the Corporation's Bylaws:

A. The Chairman of the Board shall be a director who is independent from the Corporation.

B. For purposes of this Bylaw, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards. If the Corporation's common stock is listed on another exchange and not on the NYSE, such other exchange's definition of independence shall apply.

C. The Board of Directors shall assess semi-annually whether a Chairman who was independent at the time he or she was elected is no longer independent. If the Chairman is no longer independent, the Board of Directors shall select a new Chairman who satisfies the requirements of this Bylaw within 60 days of such assessment.

D. This Bylaw shall apply prospectively, so as not to violate any contractual obligation of the Corporation in effect when this Bylaw was adopted. The Board shall terminate any such contractual obligation as soon as it has the legal right to do so.

E. Notwithstanding any other Bylaw, the Board may not amend the above without shareholder ratification.

F.      Each of the above provisions is severable.

IT IS FURTHER RESOLVED that if any law bars shareholders from making the above amendments, then this resolution shall be deemed a recommendation to the Board.

We urge all shareholders to vote FOR this proposal.

Further information about Chairman Bennett's one-year contract is contained in the Company's proxy statement at p. __and incorporated herein by reference.

I. VOTING PROCEDURES:

PLEASE USE THE ENCLOSED BLUE PROXY CARD TO VOTE FOR THE PROPOSAL. YOU SHOULD ALSO HAVE RECEIVED A PROXY CARD FROM MANAGEMENT. IF YOU SUPPORT OUR PROPOSAL, DO NOT SEND BACK MANAGEMENT'S CARD. ANY PROXY CARD YOU HAVE SIGNED IS CANCELLED OUT BY SUBMITTING A LATER-DATED PROXY CARD.

In corporate elections, simply submitting a new proxy card with a later date on it revokes your prior card. A proxy vote may be revoked any time prior to the tally at the shareholders meeting by signing and submitting a new proxy card, by sending written notice of revocation to the proxy holder, or by appearing at the meeting and voting in person.

We intend to solicit at least a majority of the voting power of the outstanding stock. In order to vote for this proposal, you will need to return our proxy card unless management gives you the specific opportunity to vote for or against this proposal on its proxy card.

The record date for eligibility to vote is March __ , 2009. We are not nominating candidates to the Board, nor will we seek any discretionary voting authority for the meeting, meaning that we will vote all proxy cards strictly as you direct, and if matters come up on which you have not given us instructions, we will not vote your shares on those matters. We do not anticipate any matters to be raised at the meeting other than what are already in the Company's proxy statement, as the Company's bylaws require advance notice be given management of any matters to be raised at the meeting. We incorporate by reference all information concerning the board of directors, number of outstanding shares and voting procedures contained in management's proxy statement at pages ____.

II. INFORMATION ON PARTICIPANTS IN THIS SOLICITATION:

 The participants in this solicitation are will be UNITE HERE and its staffer ,including Courtney Alexander, . These staff members are located at the UNITE HERE offices at 1775 K St., NW, Suite 620, Washington, D.C. 20006.

Interests of the Participants : UNITE HERE represents approximately 450,000 active members and more than 400,000 retirees throughout North America. UNITE HERE owns 318 shares of Ashford Hospitality Trust common stock. UNITE HERE and its affiliates have engaged in shareholder solicitations on corporate governance issues at several companies over the past decade. It is an active member of the Council of Institutional Investors (CII), an association of 130 public, labor, and corporate pension funds with assets exceeding $3 trillion which advocates for good corporate governance practices.

Ashford Hospitality's workforce is not unionized. UNITE HERE Affiliates represent workers at various hotels owned by Ashford; those employees work for several management companies, including Hilton, Hyatt, and Remington Hotel Corporation, a hotel operating company 100% owned by Archie and Montgomery Bennett. UNITE HERE's Affiliate in Philadelphia has a labor dispute at the Philadelphia Airport Embassy Suites (owned by Ashford, managed by Remington), which is being boycotted by the Union.

We do not seek your support in labor matters, and do not believe that enactment of the proposal would have any impact on such matters.
Developments in labor matters will not lead UNITE HERE to refrain from presenting its proxy cards at the meeting: we are committed to following through with conveying shareholders' views at the meeting.

Solicitation Process : UNITE HERE will bear all solicitation costs (anticipated at $10,000) and will not seek reimbursement from the Company. UNITE HERE will solicit proxies by mail, phone, e-mail, fax and in person using its regular staff, who shall not receive any additional compensation, but they may also hire an outside solicitor. They will reimburse banks, brokers, and other custodians, nominees or fiduciaries for reasonable expenses incurred in forwarding proxy material to beneficial owners.

III. V. YOUR RIGHT TO MAKE SHAREHOLDER PROPOSALS

If a shareholder has owned more than $2000 worth of stock for more than a year and meets the other criteria of SEC Rule 14a-8, he or she then has a legal right to have a proposal appear in management's proxy statement and card. The deadline for shareholders to submit proposals for inclusion in management's proxy statement for the year 2009 is _____.

I V. EXECUTIVE COMPENSATION/SECURITY OWNERSHIP OF MANAGEMENT AND
5% OWNERS

We incorporate by reference the information contained in management's proxy statement at pages ___.

IF YOU HAVE ANY QUESTIONS, CALL UNITE HERE AT (202) 661-3665.

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PRELIMINARY PROXY CARD

Solicited by UNITE HERE
for Annual Shareholders Meeting of Ashford  Hospitality Trust  (May __,
2009)

The undersigned hereby designates Courtney Alexander, with full power of substitution, as the proxy of the undersigned for the sole purpose of voting all stock of the undersigned in the manner marked below at the Ashford Hospitality Trust annual shareholders meeting for 2009. This proxy card grants no discretionary voting authority: if matters come before the meeting other than the items below, the stock of the undersigned will not be voted on such matters.

1. ELECTION OF DIRECTORS

[ ] FOR ALL NOMINEES.
[ ] WITHHOLD ALL NOMINEES
[ ] WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NAME(S) OF NOMINEES BELOW:

UNITE HERE MAKES NO RECOMMENDATION ON THE DIRECTORS ELECTION

2. TO RATIFY THE APPOINTMENT OF [to be included when named in Ashford's proxy statement] AS INDEPENDENT AUDITORS FOR THE 2009 FISCAL YEAR

[ ] FOR
[ ] AGAINST
[ ] ABSTAIN

UNITE HERE MAKES NO RECOMMENDATION ON THE RATIFICATION OF THE AUDITOR

3.  UNITE HERE SHAREHOLDER PROPOSAL TO HAVE INDEPENDENT CHAIRMAN:

FOR THIS PROPOSAL:
AGAINST THIS PROPOSAL:
ABSTAIN:

If no direction is made above, UNITE HERE will vote this card FOR the proposal and not vote it in the directors' election.

Dated: _____________

SIGNATURE:_______________________________________

PRINT: __________________________________________

NAME:_____________________________________________

TITLE (if shares not held in above name): _________

Optional: contact information so we can make sure your vote gets counted and provide you more information about shareholder issues at Ashford your contact information will not be put to any other use):

Telephone:__________ .  Fax: ____________. Email Address:______________

This card can be returned in the enclosed envelope or faxed to (202)
223-8091.